March 17, 2017

Securities and Exchange Commission

Division of Corporate Finance

Attn: Andrew Mew

Washington, DC 20549

VIA EMAIL: friedmanav@sec.gov

Re:	Omni Health, Inc. Form 10-K for Fiscal Year Ended April 30, 2016 Filed November 25, 2016 Form 10-Q for Quarterly Period Ended October 31, 2016 Filed February 1, 2017 File No. 333-195397

Dear Mr. Mew:

Form 10-K for the Year Ended April 30, 2016 Statements of Cash Flow, page F-6

1.	For fiscal 2016, you reported a financing cash inflow of $441,405 from the issuance of common stock. This appears to be a noncash transaction related to Stock Based Compensation expense that should not be reported as a financing activity. Please advise.

Answer:

The Company concurs with the SEC Staff and has corrected its Fiscal Year 2016 financial cash flow statement to the following below.

The Company kept that portion of the stock issuance of par value ($0.0001) for the stock issuance in the financing section under Issuance of common stock and removed any inference to cash. The remainder ($435,963) is accounted for under operating activities as “common stock issued for services”.

The Company believes it may address this change in the upcoming audit and Form 10K for FY2016 and FY2017 and that an amendment to the former Form 10-K is not warranted or required.

OMNI HEALTH, INC.
Statements of Cash Flows

	For the Years Ended
	April 30,	April 30,
	2016	2015
Operating activities:
Net loss	$(534,032)	$(33,720)
Adjustments to reconcile net loss to net cash
used in operating activities:
Amortization	1,466	1,333
Common Stock Issued for Services	435,963	-
Changes in operating assets and liabilities:
Accounts receivable	(4,708)	1,113
Inventory	675	49,145
Accounts payable	500	(67,886)
Other Receivable	(3,300)
Deferred revenue	(35,700)	31,559
Net cash used in operating activities	(139,136)	(18,456)
Investing activities:
Capitalized website development costs	-	(4,400)
Net cash used in investing activities	-	(4,400)
Financing activities:
Issuance of common stock for cash	5,442	-
Proceeds from related party	86,012	94,910
Repayment to related party	(1,000)	(5,000)
Net cash provided by financing activities	90,454	89,910
Net increase (decrease) in cash	(48,682)	67,054
Cash, beginning of period	70,516	3,462
Cash, end of period	$21,834	$70,516

The accompanying notes are an integral part of these audited financial statements.

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Form 10-Q for Quarterly Period Ended October 31, 2016 General

2.	We note your acquisition of Malecon Pharmacy Inc. in a stock exchange agreement. It appears this transaction should be recorded as a reverse acquisition, as it appears the shareholders of Malecon received a controlling interest in the transaction. Refer to ASC 805-10-55-11 through 15. In connection with this, it appears the asset line item on the balance sheet at October 31, 2016 “Cost basis investment” is not appropriate in the circumstances. Please advise.

Answer:

ASC 805-10-55-11, 14, and 15 are not applicable to the acquisition. We will address ASC-805-10-55-12 and 13 in our response.

ASC 805-10-55-13 states that usually the acquirer of the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities. At the time of the acquisition, June 17, 2016 VitaCig had more than $4M is signed contracts with high profit margins. Malecon Pharmacy, Inc., while having more revenue had no future contracts and was projecting an overall net loss for the current fiscal year. Based upon this information, the Company believes that the acquirer was VitaCig, Inc.

Furthermore, ASC 805-10-55-12 states that the acquirer is usually the entity that issues its equity interest. In this case, VitaCig, Inc., issued its equity interest to the former owner of Malecon Pharmacy, Inc. The litany test to determine if an acquisition falls outside the boundary of “usually” the following factors were reviewed in accordance with the rule:

·	The entity with the largest voting rights is the acquirer. While this rule may appear to warrant Malecon Pharmacy, Inc., as the surviving entity, the rule goes on to speak of “consideration of any unusual or special voting arrangements”. In this particular acquisition, the previous owners of Malecon Pharmacy, Inc., has pledged the right to vote 50% of their stock to the owners of VitaCig, Inc., pending the achievement of certain milestones. As such, the owners of VitaCig retained the right to a majority voting interest of VitaCig.
·	The previous owners of VitaCig retained the right to appoint the officers and board members of the acquirer. In fact, the VitaCig management at the time of the acquisition remained the CEO, CFO, and Board of Directors after the acquisition.

Based upon these factors, management determined that VitaCig, Inc., was the acquirer and surviving entity. In further support of management’s belief that VitaCig, Inc., was the acquirer, which falls outside the bounds of ASC 805-10-55, management offers the following explanation. Malecon Pharmacy is a licensed pharmacy company within the state of Florida. Management believes that should Malecon Pharmacy, Inc., be the surviving entity and as such, was involved in the selling of e-Cigarettes (VitaCig business at the time), it would have required consideration and review by the state of Florida, which could have cancelled the state license for the selling of prescription drugs, and as such made Malecon Pharmacy, Inc., considerably less valuable.

Form 10-Q for Quarterly Period Ended October 31, 2016 - Statements of Cash Flows, page 6

3.	The following appear to be noncash transactions that should not be reported in the statement:
·	For fiscal 2017, you reported an investing cash outflow titled “Net cash received from acquisition” that appears to be associated with the noncash acquisition of Malecon.
·	From information in your filing it appears the amounts in fiscal 2017 for “Acquisition of property, plant and equipment” in investing activities and all of the items in the financing activities section represent noncash transactions.

Please advise.

Answer:

The Company concurs with the SEC Staff and has addressed the issue with its auditors. The Company has corrected the statement of cash flow in its third quarter Form 10Q recently filed with the SEC, which is incorporated into this response.

As the Company has advised the its shareholders and readers of the Form 10Q by stating “The accompanying unaudited condensed interim financial statements have been prepared in accordance with the instructions to Form 10-Q. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with generally accepted accounting principles” and further adds, “Operating results for the three months ended July 31, 2016 are not necessarily indicative of the results that can be expected for the year ending April 30, 2017” the Company does not believe it is necessary to update the previously filed Form 10Q. The Form 10Q was filed in what management believed was the actual performance at that time.

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The Form 10Q for the third quarter reflects the following:

Omni Health, Inc.
and SUBSIDIARIES
Statements of Cash Flows
(unaudited)
For the Nine Months Ended January 31,
	2017	2016
Cash Flows From Operating Activities:
Net (Loss)	915,480	$ (110,657)
Adjustments to Reconcile Net Loss to Net
Cash Provided By (Used In) Operating Activities:
Depreciation and Amortization	11,891	1,100
Common stock issued for services	-	57,104
Decrease (Increase) in:
Accounts Receivable, Net	(95,460)	(25,215)
Inventories	(3,006)	7,624
Prepaid Expenses and Other Current Assets	(146,700)	-
Accounts Payable, Accrued Expenses and Taxes Payable	(86,336)	(1,500)
Deferred Revenue	-	(35,700)
Total Adjustment to reconcile Net Income to Net Cash	(319,612)	3,413
Net Cash Provided In Operating Activities	595,868	(107,244)
Cash Flows From Investing Activities:
Increase (Decrease) in:
Net cash received from acquisition	1,601	-
Acquisition of property, plant and equipment	5,833	-
Net cash received in investing activities	7,434	-
Cash Flows From Financing Activities:
Proceeds from issuance of common stock	(954,141)	-
Notes Payable, Net	605,197	-
Proceeds (Repayments) to Related Party	(427,276)	87,693
Net Cash Provided By (Used in) Financing Activities	(776,220)	87,693
Net Change in Cash	(65,642)	(19,551)
Cash at Beginning of Period	21,834	70,516
Cash at End of Period	$ (43,808)	$ 50,965

Supplemental Disclosure of Cash Flows Information:
Cash paid for interest	$ 140,443	$ -
Cash paid for income taxes	$ -	$ -
Inventory transferred to related party	$ -	$ (2,460)
Non-cash Investing and Financing Activities:
Net assets from Malecon Pharmacy Acquisition	$ 3,392,500	$ -

See accompanying notes to unaudited consolidated financial statements.

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Form 10-Q for Quarterly Period Ended October 31, 2016 - Notes to Condensed Consolidated Financial Statements Note 10 - Discontinued Operations, page 13

4.	We note the $1,081,173 reported on the income statement for fiscal 2017 as “Net income from Discontinued Operations” includes a gain of $1,078,457 in regard to the exchange of your VitaCig operations to mCig for your common stock held by mCig. This appears to be a transaction that should be reported as a capital transaction in the equity section of the balance sheet. Please advise.

Answer:

First, the Company will address the figure of $1,078,457 identified as “Net income from Discontinued Operations” obtained from Note 9 of the Form 10Q quoted by Staff. The consolidated, unaudited, proforma, of the combined revenue of the two companies, as if they had been combined for the entire quarter, as required by rule, was incorrect in the filing, and should have been recorded as follows (Please note that this statement is unaudited and the change is immaterial and insignificant to the report of performance of the company):

	For period ending July 31,
CONSOLIDATED STATEMENT of OPERATIONS:	2016	2015
Sales	$1,626,687	$1,797,616
Cost of Sales	793,670	1,439,053
Gross Profit	833,017	358,563
Operating Expenses	249,119	1,031,076
(Loss) from Operations	583,898	(672,513)
Other Income / (Expense)	(28,934)	-
Gain from discontinued operations	1,081,173
Net Income (Loss)	$1,636,137	$(672,513)

As for the accounting of the sale of the VitaCig assets to MCIG as part of its discontinued operations, the Company believes it was appropriately accounted for in both the balance sheet section, as well as the Profit and Loss section.

·	Balance Sheet Transaction: The transaction was recorded on the balance sheet as “Treasury Stock” in the amount of $1,052,250, which was the fair market value of the VitaCig stock the company purchased from MCIG with its VitaCig assetse. The Company is obligated to report its own stock it received from MCIG carried at cost (fair market value). Furthermore, the Company’s balance sheet reflects the changes to cash, accounts receivable, prepaid expenses, inventory, intangible assets, current liabilities, deferred revenue, due to MCIG and due to related parties, which in effect gives the Company a net book value of the sale of VitaCig of $28,923.

·	The Company believes the appropriate offset for the sale of assets of VitaCig e-Cig business, as part of its discontinued operation, was properly recorded as “gain from discontinued operation.” The Company could have considered it to be Other Income and not incorporated it as a gain from discontinued operation. The Company feels the appropriate accounting of the sell-off and discontinued operations of the e-Cig business element was properly recorded in the P&L as a gain from discontinued operations.

We look forward to resolving the questions to the staff’s comments as quickly as possible. We hope that we have provided all the information requested by the Staff. Please let Mr. Hawkins know if there are any other information you need to bring closure to these issues.

//signed//

Andrey Soloviev

Chief Executive Officer

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